Exhibit 1
                                                                       ---------

              [LETTERHEAD OF THIRD POINT MANAGEMENT COMPANY L.L.C.]

June 24, 2004

Mr. John W. Collins
Chairman of the Board and
Chief Executive Officer
InterCept, Inc.
3150 Holcomb Bridge Road
Suite 200
Norcross, GA   30071

Dear Mr. Collins:

I am writing to inform you that we agree with the market's determination that InterCept, Inc. (the "Company") should be worth substantially more with your imminent involuntary extraction from the position of Chief Executive Officer, which we would expect to result from the likely sale of the Company. Accordingly, we have increased our stake in the Company to 1,750,000 shares, 8.6% of the outstanding common valued at approximately $29 million.

As you know from our letter to you dated May 27, 2004, we have grave doubts about your managerial skill, fitness to run a public company and business judgment. All of these criticisms were substantiated by the investigation that we conducted and the numerous examples that were provided. For these reasons and the others identified here and in our prior correspondence, we will be pleased to withhold authority for a vote in favor of your re-election whenever the postponed annual meeting is held.

Unfortunately, your depiction of Third Point Management as a "sleazy hedge fund" in the June 12, 2004 Atlanta Journal-Constitution is totally baseless and possibly libelous. For someone who acquired iBill, a purported "merchant processing business" whose real activity is primarily to provide billing services to hard core pornographic websites, your credibility as moral arbiter is not strong. Perhaps from your vantage point in the porno industry, you find it unsavory that I support a children's cancer hospital (Tomorrow's Children's
Fund), education for disadvantaged youth (Prep for Prep), women's rights in third world countries (Equality Now) and numerous other charities. Maybe it is the fact that, since inception, my business has generated over $600 million in profits and provided numerous jobs, which you find offensive.



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In any event, calling your second largest shareholder "sleazy" in the media is further evidence of your poor judgment and exemplifies the type of behavior that should provide you with ample opportunity to join your son-in-law on the golf course in the not too distant future.





Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb